

umicore

02 OCT -3 AM 9:25

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



02055117

For the attention of Mr Paul M. Dudek

Brussels, September 27, 2002
LegalCorp 56/2002

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the two press releases issued today, i.e. :

- the press release entitled "Umicore takes steps to acquire a stake in Picogiga";
- the press release entitled "Umicore Advanced Materials signs research contract with the European Space Agency (ESA) for the development of new materials".

Yours sincerely,

Umicore

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

dlw 10/3

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE401 574 852
Bank 210-0052900-87
TRB 85382

umicore

Press release

27 September 2002

Umicore takes steps to acquire a stake in Picogiga

Umicore intends to acquire a stake in Picogiga, a French thin film specialist, listed on the Nouveau Marché in Paris.

Picogiga's core business is growing epitaxial layers on compound semiconductor substrates - today mainly gallium arsenide wafers - using MBE (molecular beam epitaxy) technology. Picogiga has a leading position in the epi-wafer market, specifically in MBE technology. Picogiga currently employs 58 people and generated sales of € 20 million and € 11.5 million in 2000 and 2001, respectively.

Umicore's investment will be by way of a capital increase and remains subject to certain conditions, including the successful restructuring of the company's existing financial debt and the approval by the French market authorities.

This restructuring involves a Public Exchange Offer (PEO) , by which the holders of the convertible bonds issued by Picogiga in 2001 would exchange their bonds for Picogiga shares. The threshold required for the PEO to be effective has been defined at a minimum of 80%. It is expected that, if successful, the transaction will be completed by the end of this year.

Depending on the outcome of the restructuring and subsequent to the capital increase, Umicore expects to own 40 to 47 % of Picogiga's share capital for an investment of € 5.5 million.

Picogiga offers a sound fit with Umicore Advanced Materials' strategy to further grow its business and to seek opportunities in value-adding areas, particularly in semiconductor wafers. In addition to extending the use of germanium to other applications than space solar cells, it is Umicore's strategy to broaden its expertise in substrates technology by entering the market for the most advanced generation of wafers, as well as to develop downstream opportunities such as epitaxy, for applications in the electronics and opto-electronics industry.

It is Umicore's intention to take the opportunity of the current weakness in the semiconductor market to continue to implement this strategy, with a view to building a growing position in anticipation of a future market recovery. In this context, several initiatives in semiconductor wafers are currently being pursued within Umicore Advanced Materials' Venture Unit, including the development of silicon carbide and indium phosphide substrates.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

27 September 2002

Umicore Advanced Materials signs research contract with the European Space Agency (ESA) for the development of new materials

Umicore recently signed a co-funded research contract for EUR 3.7 million with ESTEC, the research and technology centre of the European Space Agency. This contract creates a framework for the joint development of silicon carbide substrates to be used in high power electronic devices.

This project will broaden the successful collaboration between Umicore and ESA on germanium for space solar cells to encompass silicon carbide, a compound semiconductor material with significant potential.

Satellite communication is a fast developing application. Technological requirements in the near future will necessitate more powerful telecommunication devices. The next generation of devices is built around gallium nitride on silicon carbide substrates. This technology will enable higher levels of efficiency – more power with reduced weight and reduced volume: all this at acceptable cost. This is the environment in which the silicon carbide substrates are needed.

The development of a silicon carbide substrate with a high crystalline perfection and a minimum of surface defects is the main target of this research programme.

This project prepares a technological platform for the future presence of Umicore Advanced Materials in silicon carbide.In the longer term, Umicore Advanced Materials intends to become an important player in the production and commercialisation of silicon carbide substrates for a variety of electronic and opto-electronic applications.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels